MANAGEMENT'S DISCUSSION AND ANALYSIS

CN | 2025 Quarterly Review – Second Quarter 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this Management's Discussion and Analysis (MD&A) are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2025 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the short and long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions
•No further deterioration in the North American economy as a result of tariffs, trade barriers and trade actions taken by various governments and agencies globally

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2024 Annual MD&A for a description of major risk factors relating to CN.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled Business risks: Reputation of the Company's 2024 Annual MD&A. The achievement of these goals is also subject to circumstances outside of the Company’s control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.
30 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Introduction

This MD&A dated July 22, 2025, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's June 30, 2025 Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2024 Annual Consolidated Financial Statements, and the 2024 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2024 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Quarterly highlights

Overall results were negatively impacted by the macroeconomic environment and shifting U.S. tariff policies impacting demand and global supply chains and a year over year fuel surcharge headwind.

Second quarter of 2025 compared to second quarter of 2024
Financial results
•Revenues of $4,272 million, a decrease of $57 million, or 1%.
•Operating income of $1,638 million, an increase of $80 million, or 5% and flat on an adjusted basis. (1)(2)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 61.7%, an improvement of 2.3-points, or an improvement of 0.5-points on an adjusted basis. (1)(2)
•Diluted earnings per share (EPS) of $1.87, an increase of 7%, or an increase of 2% on an adjusted basis. (1)(2)
•Free cash flow for the second quarter of 2025 was $922 million, a decrease of $25 million, or 3%. (1)(3)
•Free cash flow for the first half of 2025 of $1,548 million, an increase of $72 million, or 5%. (1)(3)

•
Operating performance
•Injury frequency rate decreased by 16% to 0.86 (per 200,000 person hours). (4)
•Accident rate increased by 5% to 1.78 (per million train miles). (4)
•Through dwell decreased by 1% to 6.8 (entire railroad, hours).
•Car velocity increased by 1% to 213 (car miles per day).
•Through network train speed increased by 3% to 18.9 (mph).
•Fuel efficiency of 0.865 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), more efficient by 1%.
•Train length remained flat at 8,016 (feet).
•Revenue ton miles (RTMs) decreased 1% to 59,215 (millions).

(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures for an explanation and reconciliation of these non-GAAP measures.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.
(4)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2025 Quarterly Review – Second Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Leadership changes
On July 21, 2025, Janet Drysdale was appointed as CN's Chief Commercial Officer on an interim basis, following the departure of Remi G. Lalonde.

On April 14, 2025, Bhushan Ivaturi was appointed as CN's Executive Vice-President and Chief Information and Technology Officer succeeding Dominique Malenfant.

Acquisition
Iowa Northern Railway Company
On January 14, 2025, the Surface Transportation Board (STB) issued a final decision approving CN’s application to acquire control of the Iowa Northern Railway Company (IANR), subject to certain conditions. The Company assumed control of IANR on March 1, 2025 (Control Date) and began consolidating IANR on that date, accounting for the acquisition as a business combination achieved in stages. The Company derecognized its previously held equity method investment in IANR of $320 million as of March 1, 2025 and remeasured the investment at its Control Date fair value of $344 million resulting in a net remeasurement gain of $24 million recorded in Other income in the Consolidated Statements of Income. The fair value of the previously held equity interest in IANR was determined through use of a discounted cash flow approach, which incorporated the Company’s best estimates of various assumptions including, but not limited to, discount rates and terminal growth rates and multiples.

The Company's Consolidated Balance Sheet includes the assets and liabilities of IANR as of the Control Date, and since that time, IANR’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-control date period as the acquisition was not material.

Labor and Workforce negotiations
As at June 30, 2025, CN employed a total of 18,096 employees in Canada, of which 13,054, or 72%, were unionized employees, and 6,816 employees in the U.S., of which 5,671, or 83%, were unionized employees.

Canadian workforce
Teamsters Canada Rail Conference
On April 7, 2025, an arbitrator issued a binding decision, setting the terms of a new three-year collective agreement between CN and Teamsters Canada Rail Conference (TCRC). The three-year agreement covers approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN’s network in Canada and is retroactively effective beginning January 1, 2024 until December 31, 2026.

International Brotherhood of Electric Workers
On February 14, 2025, the new collective agreement with the International Brotherhood of Electric Workers (IBEW) was ratified. The four-year agreement covers approximately 750 Signals and Communications employees in Canada until December 31, 2028.

U.S. workforce
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), Wisconsin Central Ltd. (WC), and Bessemer & Lake Erie Railroad Company (BLE) currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company (PCD). On November 1, 2024, the National Carriers Conference Committee (NCCC) served a Section 6 notice pursuant to the Railway Labor Act (RLA), which officially opened collective bargaining for the freight industry. As at the date of this MD&A, agreements have been reached and ratified with nine unions, and negotiations continue with the remaining three unions. There can be no strike or lockout until such time as the parties have failed to reach voluntary agreements and all dispute resolution mechanisms of the RLA have been exhausted. While negotiations are ongoing and until all RLA provisions have been exhausted, all existing contract terms remain in place.

32 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
2025 Business outlook and assumptions

The Company continues to assume slightly positive growth in North American industrial production in 2025. For the 2024/2025 crop year, the grain crop in Canada was in line with its five-year average and the U.S. grain crop was above its five-year average. The Company continues to assume that the 2025/2026 grain crop in Canada will be in line with its five-year average and that the U.S. grain crop will be above its five-year average. The Company notes there is a heightened demand risk as a result of the volatile macroeconomic conditions and global trade tensions.

In 2025, the Company continues to expect to invest approximately $3.4 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this 2025 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Financial highlights

	Three months ended June 30				Six months ended June 30
In millions, except percentages and per share data	2025	2024		% Change Fav (Unfav)	2025	2024		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,272	$4,329		(1%)	$8,675	$8,578		1%
Operating income	$1,638	$1,558		5%	$3,248	$3,104		5%
Adjusted operating income (1)(2)	$1,638	$1,636		—%	$3,248	$3,182		2%
Net income	$1,172	$1,114		5%	$2,333	$2,217		5%
Adjusted net income (1)(2)	$1,172	$1,172		—%	$2,333	$2,275		3%
Basic earnings per share	$1.87	$1.75		7%	$3.72	$3.48		7%
Diluted earnings per share	$1.87	$1.75		7%	$3.71	$3.47		7%
Adjusted diluted earnings per share (1)(2)	$1.87	$1.84		2%	$3.71	$3.56		4%
Dividends per share	$0.8875	$0.8450		5%	$1.7750	$1.6900		5%
Operating ratio (3)	61.7%	64.0%	2.3	pts	62.6%	63.8%	1.2	pts
Adjusted operating ratio (1)(2)	61.7%	62.2%	0.5	pts	62.6%	62.9%	0.3	pts
Net cash provided by operating activities	$1,745	$1,813		(4%)	$2,909	$2,930		(1%)
Net cash used in investing activities	$823	$866		5%	$1,361	$1,454		6%
Free cash flow (1)(4)	$922	$947		(3%)	$1,548	$1,476		5%
In millions, except percentages					As at June 30, 2025	As at December 31, 2024		% Change Fav (Unfav)
Financial position
Total assets					$56,776	$57,067		(1%)
Total long-term liabilities (5)					$31,731	$32,040		1%
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

CN | 2025 Quarterly Review – Second Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of operations

Second quarter and first half of 2025 compared to corresponding periods in 2024
Revenues for the second quarter of 2025 were $4,272 million compared to $4,329 million for the same period in 2024, a decrease of $57 million, or 1%. The decrease was mainly due to lower volumes while freight revenue per RTM remained flat:
•Volumes: decreased mainly due to lower domestic volumes of refined petroleum products, lower shipments of international intermodal, forest products, frac sand and U.S. thermal coal; partly offset by higher exports of U.S. and Canadian grain, potash and domestic intermodal.
•Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which is charged back to customers.

Revenues for the first half of 2025 were $8,675 million compared to $8,578 million for the same period in 2024, an increase of $97 million, or 1%. The increase was mainly due to higher freight revenue per RTM while volumes remained flat:
•Volumes: remained flat mainly due to higher exports of U.S. and Canadian grain and Canadian metallurgical coal; offset by lower domestic volumes of refined petroleum products and lower shipments of forest products, international intermodal, iron ore and frac sand.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which is charged back to customers.

Operating expenses for the second quarter of 2025 were $2,634 million compared to $2,771 million for the same period in 2024. Operating expenses for the first half of 2025 were $5,427 million compared to $5,474 million for the same period in 2024. The decrease of $137 million, or 5%, in the second quarter and the decrease of $47 million, or 1%, in the first half of 2025 were mainly due to lower fuel prices, the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and a loss on assets held for sale recorded in the second quarter of 2024, partly offset by the negative translation impact of a weaker Canadian dollar.

Operating income for the second quarter of 2025 increased by $80 million or 5%, to $1,638 million when compared to the same period in 2024. Operating income for the first half of 2025 increased by $144 million, or 5%, to $3,248 million when compared to the same period in 2024. The operating ratio, defined as operating expenses as a percentage of revenues, was 61.7% in the second quarter of 2025 compared to 64.0% in the second quarter of 2024, a 2.3-point improvement. The operating ratio for the first half of 2025 was 62.6% compared to 63.8% in 2024, a 1.2-point improvement.

Net income for the second quarter of 2025 was $1,172 million, an increase of $58 million, or 5%, and diluted earnings per share increased by 7% to $1.87, when compared to the same period in 2024. Net income for the first half of 2025 was $2,333 million, an increase of $116 million, or 5%, and diluted earnings per share increased by 7% to $3.71, when compared to the same period in 2024.

34 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Key operating metrics

	Three months ended June 30			Six months ended June 30
	2025	2024	% Change Fav (Unfav)	2025	2024	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	117,335	117,852	—%	232,178	233,479	(1%)
Train weight (tons) (2)	9,125	9,097	—%	9,101	9,092	—%
Train length (feet) (3)	8,016	8,015	—%	7,863	7,902	—%
Through network train speed (miles per hour) (4)	18.9	18.3	3%	18.3	18.5	(1%)
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.865	0.874	1%	0.891	0.885	(1%)
Through dwell (entire railroad, hours) (6)	6.8	6.9	1%	7.3	7.0	(4%)
Car velocity (car miles per day) (7)	213	210	1%	200	208	(4%)
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

During the second quarter of 2025, fewer network disruptions and the Company's continued focus on its scheduled operating plan drove improvements in through network train speed, through dwell and car velocity.

During the first half of 2025, less favorable winter operating conditions in the first quarter, partially tempered by fewer network disruptions, negatively impacted most operating metrics. CN’s Winter Operating Plan implements train length restrictions and speed restrictions at temperatures below a certain point, which constrain car velocity and network fluidity.

CN | 2025 Quarterly Review – Second Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Non-GAAP measures: Adjusted performance measures and Constant currency, as well as the section entitled Liquidity and capital resources: Free cash flow and Adjusted debt-to-adjusted EBITDA multiple.

Adjusted performance measures
Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2025, the Company's net income was $1,172 million, or $1.87 per diluted share, and $2,333 million, or $3.71 per diluted share, respectively. There were no adjustments in the second quarter and the first half of 2025.

For the three and six months ended June 30, 2024, the Company's adjusted net income was $1,172 million, or $1.84 per diluted share, and $2,275 million, or $3.56 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2024 exclude a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share) resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

36 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2025	2024	2025	2024
Net income	$1,172	$1,114	$2,333	$2,217
Adjustments:
Loss on assets held for sale	—	78	—	78
Tax effect of adjustments (1)	—	(20)	—	(20)
Total adjustments	$—	$58	$—	$58
Adjusted net income	$1,172	$1,172	$2,333	$2,275
Diluted earnings per share	$1.87	$1.75	$3.71	$3.47
Impact of adjustments, per share	—	0.09	—	0.09
Adjusted diluted earnings per share	$1.87	$1.84	$3.71	$3.56
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2025	2024	2025	2024
Operating income	$1,638	$1,558	$3,248	$3,104
Adjustment:
Loss on assets held for sale	—	78	—	78
Total adjustment	$—	$78	$—	$78
Adjusted operating income	$1,638	$1,636	$3,248	$3,182

Operating expenses	$2,634	$2,771	$5,427	$5,474
Total adjustment	—	(78)	—	(78)
Adjusted operating expenses	$2,634	$2,693	$5,427	$5,396

Operating ratio	61.7%	64.0%	62.6%	63.8%
Impact of adjustment	—%	(1.8)%	—%	(0.9)%
Adjusted operating ratio	61.7%	62.2%	62.6%	62.9%

CN | 2025 Quarterly Review – Second Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.384 and 1.410 per US$1.00 for the three and six months ended June 30, 2025 and $1.368 and $1.359 per US$1.00 for three and six months ended June 30, 2024, respectively. On a constant currency basis, the Company's net income for the three and six months ended June 30, 2025 would have been lower by $10 million ($0.02 per diluted share) and lower by $44 million ($0.07 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2025:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$808	$(6)	$850	(6%)	$1,723	$(39)	$1,707	(1%)
Metals and minerals	496	(5)	528	(7%)	1,019	(31)	1,058	(7%)
Forest products	461	(5)	501	(9%)	955	(28)	995	(7%)
Coal	242	(1)	241	—%	488	(6)	462	4%
Grain and fertilizers	834	(6)	738	12%	1,785	(33)	1,598	10%
Intermodal	1,008	(2)	1,040	(3%)	1,948	(16)	1,999	(3%)
Automotive	241	(2)	255	(6%)	460	(12)	471	(5%)
Total freight revenues	4,090	(27)	4,153	(2%)	8,378	(165)	8,290	(1%)
Other revenues	182	(2)	176	2%	297	(6)	288	1%
Total revenues	4,272	(29)	4,329	(2%)	8,675	(171)	8,578	(1%)
Operating expenses
Labor and fringe benefits	862	(4)	850	(1%)	1,782	(25)	1,744	(1%)
Purchased services and material	576	—	578	—%	1,153	(11)	1,149	1%
Fuel	413	(5)	546	25%	931	(34)	1,060	15%
Depreciation and amortization	489	(3)	466	(4%)	982	(15)	928	(4%)
Equipment rents	105	(1)	102	(2%)	223	(7)	201	(7%)
Other	189	(1)	151	(25%)	356	(9)	314	(11%)
Loss on assets held for sale	—	—	78	100%	—	—	78	100%
Total operating expenses	2,634	(14)	2,771	5%	5,427	(101)	5,474	3%
Operating income	1,638	(15)	1,558	4%	3,248	(70)	3,104	2%
Interest expense	(219)	2	(220)	1%	(452)	13	(430)	(2%)
Other components of net periodic benefit income	126	—	114	11%	251	—	227	11%
Other income	16	—	32	(50%)	41	(1)	34	18%
Income before income taxes	1,561	(13)	1,484	4%	3,088	(58)	2,935	3%
Income tax expense	(389)	3	(370)	(4%)	(755)	14	(718)	(3%)
Net income	$1,172	$(10)	$1,114	4%	$2,333	$(44)	$2,217	3%
Diluted earnings per share	$1.87	$(0.02)	$1.75	6%	$3.71	$(0.07)	$3.47	5%

38 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2025	2024	% Change	% Change at constant currency (1)	2025	2024	% Change	% Change at constant currency (1)
Freight revenues	$4,090	$4,153	(2%)	(2%)	$8,378	$8,290	1%	(1%)
Other revenues	182	176	3%	2%	297	288	3%	1%
Total revenues	$4,272	$4,329	(1%)	(2%)	$8,675	$8,578	1%	(1%)
Freight revenues
Petroleum and chemicals	$808	$850	(5%)	(6%)	$1,723	$1,707	1%	(1%)
Metals and minerals	496	528	(6%)	(7%)	1,019	1,058	(4%)	(7%)
Forest products	461	501	(8%)	(9%)	955	995	(4%)	(7%)
Coal	242	241	—%	—%	488	462	6%	4%
Grain and fertilizers	834	738	13%	12%	1,785	1,598	12%	10%
Intermodal	1,008	1,040	(3%)	(3%)	1,948	1,999	(3%)	(3%)
Automotive	241	255	(5%)	(6%)	460	471	(2%)	(5%)
Total freight revenues	$4,090	$4,153	(2%)	(2%)	$8,378	$8,290	1%	(1%)

Revenue ton miles (RTMs) (millions) (2)	59,215	59,936	(1%)	(1%)	119,264	119,685	—%	—%
Freight revenue/RTM (cents) (3)	6.91	6.93	—%	(1%)	7.02	6.93	1%	(1%)
Carloads (thousands)	1,414	1,419	—%	—%	2,727	2,762	(1%)	(1%)
Freight revenue/carload ($)	2,893	2,927	(1%)	(2%)	3,072	3,001	2%	—%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to Carloads, since RTMs also takes into account the length of haul and weight in the movement.
(3)Freight revenue per RTM is an indicator of revenue yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the second quarter of 2025 were $4,272 million compared to $4,329 million for the same period in 2024, a decrease of $57 million, or 1%. The decrease was mainly due to lower volumes while freight revenue per RTM remained flat:
•Volumes: decreased mainly due to lower domestic volumes of refined petroleum products, lower shipments of international intermodal, forest products, frac sand and U.S. thermal coal; partly offset by higher exports of U.S. and Canadian grain, potash and domestic intermodal.
•Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which is charged back to customers.

Revenues for the first half of 2025 were $8,675 million compared to $8,578 million for the same period in 2024, an increase of $97 million, or 1%. The increase was mainly due to higher freight revenue per RTM while volumes remained flat:
•Volumes: remained flat mainly due to higher exports of U.S. and Canadian grain and Canadian metallurgical coal; offset by lower domestic volumes of refined petroleum products and lower shipments of forest products, international intermodal, iron ore and frac sand.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which is charged back to customers.

Fuel surcharge revenues decreased by $86 million in the second quarter of 2025 compared to the same period in 2024, mainly due to lower applicable fuel surcharge rates. Fuel surcharge revenues decreased by $175 million in the first half of 2025 compared to the same period in 2024, mainly due to lower applicable fuel surcharge rates.

CN | 2025 Quarterly Review – Second Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Petroleum and chemicals

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$808	$850	(5%)	(6%)	$1,723	$1,707	1%	(1%)
RTMs (millions)	10,740	11,651	(8%)	(8%)	22,576	23,365	(3%)	(3%)
Revenue/RTM (cents)	7.52	7.30	3%	2%	7.63	7.31	4%	2%
Carloads (thousands)	154	162	(5%)	(5%)	317	327	(3%)	(3%)
Revenue/carload ($)	5,247	5,247	—%	(1%)	5,435	5,220	4%	2%

Revenues for this commodity group decreased by $42 million, or 5%, in the second quarter of 2025, when compared to the same period in 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower domestic volumes of refined petroleum products driven by production disruptions and extended turnarounds at customer facilities.
•Revenue per RTM: increased mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and a decrease in the average length of haul; partly offset by lower applicable fuel surcharge rates and the April 1, 2025 elimination of the Canadian federal carbon tax program.

Revenues for this commodity group increased by $16 million, or 1%, in the first half of 2025 when compared to the same period in 2024, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower domestic volumes of refined petroleum products driven by production disruptions and extended turnarounds at customer facilities.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the April 1, 2025 elimination of the Canadian federal carbon tax program.

RTMs decreased more than Carloads in the second quarter of 2025 when compared to the same period in 2024, mainly due to reduced long-haul shipments of refined petroleum products.

Metals and minerals

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$496	$528	(6%)	(7%)	$1,019	$1,058	(4%)	(7%)
RTMs (millions)	7,074	7,558	(6%)	(6%)	13,826	14,908	(7%)	(7%)
Revenue/RTM (cents)	7.01	6.99	—%	(1%)	7.37	7.10	4%	1%
Carloads (thousands)	239	247	(3%)	(3%)	452	487	(7%)	(7%)
Revenue/carload ($)	2,075	2,138	(3%)	(4%)	2,254	2,172	4%	1%

Revenues for this commodity group decreased by $32 million, or 6%, in the second quarter of 2025, when compared to the same period in 2024, mainly due to lower volumes while revenue per RTM remained flat:
•Volumes: decreased mainly due to lower shipments of frac sand and weaker market fundamentals including a shutdown of a mine for iron ore.
•Revenue per RTM: remained flat mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and a decrease in the average length of haul; offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

40 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group decreased by $39 million, or 4%, in the first half of 2025 when compared to the same period in 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to weaker market fundamentals including the shutdown of a mine for iron ore and lower shipments of frac sand.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

RTMs decreased more than carloads in the second quarter of 2025 when compared to the same period in 2024, mainly due to lower long-haul shipments of frac sand.

Forest products

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$461	$501	(8%)	(9%)	$955	$995	(4%)	(7%)
RTMs (millions)	5,113	5,751	(11%)	(11%)	10,500	11,520	(9%)	(9%)
Revenue/RTM (cents)	9.02	8.71	4%	2%	9.10	8.64	5%	2%
Carloads (thousands)	71	77	(8%)	(8%)	144	155	(7%)	(7%)
Revenue/carload ($)	6,493	6,506	—%	(1%)	6,632	6,419	3%	—%

Revenues for this commodity group decreased by $40 million, or 8%, in the second quarter of 2025, when compared to the same period in 2024, mainly due to lower volumes, partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of lumber and woodpulp from ongoing unfavorable market conditions.
•Revenue per RTM: increased mainly due to a significant decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Revenues for this commodity group decreased by $40 million, or 4%, in the first half of 2025 when compared to the same period in 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of lumber and woodpulp, mainly as a result of ongoing unfavorable market conditions.
•Revenue per RTM: increased mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and a decrease in the average length of haul; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

RTMs decreased more than Carloads in the second quarter when compared to the same period in 2024, mainly due to lower long-haul shipments of woodpulp and lumber.

Coal

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$242	$241	—%	—%	$488	$462	6%	4%
RTMs (millions)	5,058	5,293	(4%)	(4%)	10,504	9,931	6%	6%
Revenue/RTM (cents)	4.78	4.55	5%	5%	4.65	4.65	—%	(1%)
Carloads (thousands)	115	115	—%	—%	233	227	3%	3%
Revenue/carload ($)	2,104	2,096	—%	—%	2,094	2,035	3%	2%

CN | 2025 Quarterly Review – Second Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group in the second quarter of 2025 were in line with the same period in 2024, mainly due higher revenue per RTM, offset by lower volumes:
•Volumes: decreased mainly due to planned outages for long haul moves at two thermal coal mines in the U.S.
•Revenue per RTM: increased mainly due to a significant decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Revenues for this commodity group increased by $26 million, or 6%, in the first half of 2025 when compared to the same period in 2024, mainly due to higher volumes while revenue per RTM remained flat:
•Volumes: increased mainly due to higher exports of Canadian metallurgical coal and higher exports of U.S. thermal coal in the first quarter of 2025.
•Revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates, the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and an increase in the average length of haul.

RTMs decreased while Carloads remained flat in the second quarter of 2025 when compared to the same period in 2024, mainly due to lower long-haul shipments of U.S. thermal coal exports. RTMs increased more than Carloads in the first half of 2025 when compared to the same period in 2024, mainly due to higher long-haul shipments of Canadian metallurgical coal exports.

Grain and fertilizers

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$834	$738	13%	12%	$1,785	$1,598	12%	10%
RTMs (millions)	16,513	14,586	13%	13%	33,763	31,618	7%	7%
Revenue/RTM (cents)	5.05	5.06	—%	(1%)	5.29	5.05	5%	3%
Carloads (thousands)	177	162	9%	9%	355	333	7%	7%
Revenue/carload ($)	4,712	4,556	3%	3%	5,028	4,799	5%	3%

Revenues for this commodity group increased by $96 million, or 13%, in the second quarter of 2025 when compared to the same period in 2024, mainly due to higher volumes while revenue per RTM remained flat:
•Volumes: increased mainly due to higher exports of U.S. and Canadian grain, and potash.
•Revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates, the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and an increase in the average length of haul.

Revenues for this commodity group increased by $187 million, or 12%, in the first half of 2025 when compared to the same period in 2024, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher exports of Canadian and U.S. grain.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

RTMs increased more than Carloads in the second quarter of 2025 when compared to the same period in 2024, mainly due to higher long-haul shipments of potash exports.

42 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Intermodal

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$1,008	$1,040	(3%)	(3%)	$1,948	$1,999	(3%)	(3%)
RTMs (millions)	13,856	14,214	(3%)	(3%)	26,442	26,745	(1%)	(1%)
Revenue/RTM (cents)	7.27	7.32	(1%)	(1%)	7.37	7.47	(1%)	(2%)
Carloads (thousands)	602	597	1%	1%	1,119	1,124	—%	—%
Revenue/carload ($)	1,674	1,742	(4%)	(4%)	1,741	1,778	(2%)	(3%)

Revenues for this commodity group decreased by $32 million, or 3%, in the second quarter of 2025 when compared to the same period in 2024, mainly due to lower volumes and lower revenue per RTM:
•Volumes: decreased mainly due to lower shipments of international intermodal driven by lower imports through the Port of Vancouver, partly offset by higher shipments in the domestic segment.
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group decreased by $51 million, or 3%, in the first half of 2025 when compared to the same period in 2024, mainly due to lower volumes and lower revenue per RTM:
•Volumes: decreased mainly due to lower shipments of international intermodal driven by lower imports through Western Canadian ports; partly offset by higher shipments in the domestic segment.
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs decreased and Carloads increased in the second quarter of 2025 when compared to the same period in 2024, mainly due to lower average tonnage per car as a result of an increase in empty container returns.

Automotive

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$241	$255	(5%)	(6%)	$460	$471	(2%)	(5%)
RTMs (millions)	861	883	(2%)	(2%)	1,653	1,598	3%	3%
Revenue/RTM (cents)	27.99	28.88	(3%)	(4%)	27.83	29.47	(6%)	(8%)
Carloads (thousands)	56	59	(5%)	(5%)	107	109	(2%)	(2%)
Revenue/carload ($)	4,304	4,322	—%	(1%)	4,299	4,321	(1%)	(3%)
Revenues for this commodity group decreased by $14 million, or 5%, in the second quarter of 2025 when compared to the same period in 2024, mainly due to lower volumes and lower revenue per RTM:
•Volumes: decreased mainly due to lower shipments of imported finished vehicles.
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group decreased by $11 million, or 2%, in the first half of 2025 when compared to the same period in 2024, mainly due to lower revenue per RTM; partly offset by higher volumes:
•Volumes: increased mainly due to higher domestic shipments of finished vehicles within North America.
CN | 2025 Quarterly Review – Second Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
•Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs increased while Carloads decreased in the first half of 2025 when compared to the same period in 2024, mainly due to lower short-haul domestic shipments of finished vehicles.

Other revenues

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change	% Change at constant currency	2025	2024	% Change	% Change at constant currency
Revenues (millions)	$182	$176	3%	2%	$297	$288	3%	1%

Other revenues increased by $6 million, or 3% and $9 million, or 3%, in the second quarter of 2025 and the first half of 2025, respectively, when compared to the same periods in 2024, mainly due to increased automotive logistics revenues, increased distribution services and the positive translation impact of a weaker Canadian dollar, partly offset by lower vessel revenues from the iron ore supply chain.

Operating expenses

Operating expenses for the second quarter of 2025 were $2,634 million compared to $2,771 million for the same period in 2024. Operating expenses for the first half of 2025 were $5,427 million compared to $5,474 million for the same period in 2024. The decrease of $137 million, or 5%, in the second quarter and the decrease of $47 million, or 1%, in the first half of 2025 were mainly due to lower fuel prices, the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and a loss on assets held for sale recorded in the second quarter of 2024, partly offset by the negative translation impact of a weaker Canadian dollar.

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2025	2024	% Change	% Change at constant currency (1)	2025	2024	% Change	% Change at constant currency (1)
Labor and fringe benefits	$862	$850	(1%)	(1%)	$1,782	$1,744	(2%)	(1%)
Purchased services and material	576	578	—%	—%	1,153	1,149	—%	1%
Fuel	413	546	24%	25%	931	1,060	12%	15%
Depreciation and amortization	489	466	(5%)	(4%)	982	928	(6%)	(4%)
Equipment rents	105	102	(3%)	(2%)	223	201	(11%)	(7%)
Other	189	151	(25%)	(25%)	356	314	(13%)	(11%)
Loss on assets held for sale	—	78	100%	100%	—	78	100%	100%
Total operating expenses	$2,634	$2,771	5%	5%	$5,427	$5,474	1%	3%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $12 million, or 1%, in the second quarter and $38 million, or 2%, in the first half of 2025 when compared to the same periods in 2024. The increase in the second quarter was mainly due to general wage increases; partly offset by lower average headcount. The increase in the first half of 2025 was mainly due to general wage increases and the negative translation impact of a weaker Canadian dollar; partly offset by a lower average headcount.

Purchased services and material
Purchased services and material expense remained flat in the second quarter and in the first half of 2025 when compared to the same periods in 2024, mainly due to lower contracted services, offset by higher repairs and maintenance expense, higher freight forwarding expense, lower capital credits and the negative translation impact of a weaker Canadian dollar.

44 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Fuel
Fuel expense decreased by $133 million, or 24%, in the second quarter and $129 million, or 12%, in the first half of 2025 when compared to the same periods in 2024, mainly due to lower fuel prices and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by the negative translation impact of a weaker Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $23 million, or 5%, in the second quarter and $54 million, or 6%, in the first half of 2025 when compared to the same periods in 2024, mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

Equipment rents
Equipment rents expense increased by $3 million, or 3%, in the second quarter and $22 million, or 11%, in the first half of 2025 when compared to the same periods in 2024. The increase in the second quarter of 2025 was not material. The increase in the first half of 2025 was mainly due to higher lease costs and the negative translation impact of a weaker Canadian dollar.

Other
Other expense increased by $38 million, or 25%, in the second quarter and $42 million, or 13%, in the first half of 2025 when compared to the same periods in 2024. The increase in the second quarter of 2025 was mainly due to higher incident costs and higher software and support costs. The increase in the first half of 2025 was mainly due to higher software and support costs, lower capital credits and the negative translation impact of a weaker Canadian dollar.

Loss on assets held for sale
Loss on assets held for sale of $78 million recorded in the second quarter of 2024 resulting from the Company entering into an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada to the Government of Canada for a nominal amount. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Other income and expense

Interest expense
Interest expense was $219 million and $452 million for the three and six months ended June 30, 2025, respectively, compared to $220 million and $430 million respectively, for the same periods in 2024. The increase of $22 million in the first half was mainly due to the higher average level of debt; partly offset by the positive translation impact of a stronger Canadian dollar within the second quarter.

Other components of net periodic benefit income
Other components of net periodic benefit income were $126 million and $251 million for the three and six months ended June 30, 2025, respectively, compared to $114 million and $227 million, respectively, for the same periods in 2024. The increase of $12 million and $24 million, respectively, were mainly due to lower interest cost which primarily resulted from changes to discount rates determined at December 31, 2024.

Other income
Other income was $16 million and $41 million for the three and six months ended June 30, 2025, compared to $32 million and $34 million, respectively, for the same periods in 2024. The decrease in the second quarter was mainly due to higher earnings from the sale of property within a subsidiary in 2024. The increase in the first half was mainly due to the fair value remeasurement of CN’s investment in IANR as a result of CN acquiring control on March 1, 2025.

Income tax expense
Income tax expense was $389 million and $755 million for the three and six months ended June 30, 2025 compared to $370 million and $718 million for the same periods in 2024. The effective tax rate for the three and six months ended June 30, 2025 was 24.9% and 24.4%, compared to 24.9% and 24.5% for the same periods in 2024.

CN | 2025 Quarterly Review – Second Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
On July 4, 2025, the President of the United States signed into law the One Big Beautiful Bill Act (“the Bill”). The Bill addresses numerous spending policies and also makes several adjustments to current tax law, including an increase to the base erosion and anti-abuse tax rate starting in 2026, permanently restoring the ability for immediate deduction of new investments in certain qualified depreciable assets made after January 19, 2025, and providing a higher deduction limitation for net interest expense starting in 2025. The enacted changes in tax laws will be reflected in the Company’s consolidated financial statements starting in the third quarter of 2025 and are not expected to have a material impact to the effective tax rate and income tax payments.

Summary of quarterly financial data

	2025		2024				2023
	Quarters		Quarters				Quarters
In millions, except per share data	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	$4,272	$4,403	$4,358	$4,110	$4,329	$4,249	$4,471	$3,987
Operating income (1)	$1,638	$1,610	$1,628	$1,515	$1,558	$1,546	$1,818	$1,517
Net income (1)	$1,172	$1,161	$1,146	$1,085	$1,114	$1,103	$2,130	$1,108
Basic earnings per share	$1.87	$1.85	$1.82	$1.72	$1.75	$1.72	$3.30	$1.69
Diluted earnings per share (1)	$1.87	$1.85	$1.82	$1.72	$1.75	$1.72	$3.29	$1.69
Dividends per share	$0.8875	$0.8875	$0.8450	$0.8450	$0.8450	$0.8450	$0.7900	$0.7900
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Non-GAAP measures as well as the Company's 2024 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2024 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2024 Annual MD&A. There were no significant changes during the first half of 2025, except as noted below.

As at June 30, 2025 and December 31, 2024, the Company had Cash and cash equivalents of $216 million and $389 million, respectively; Restricted cash and cash equivalents of $424 million and $12 million, respectively; and a working capital deficit of $642 million and $1,357 million, respectively. (1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein. The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $2,867 million (December 31, 2024 - $2,619 million) less current liabilities of $3,509 million (December 31, 2024 - $3,976 million).

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2024 Annual MD&A as well as Note 8 – Financing activities to the Company's June 30, 2025 Interim Consolidated Financial Statements.

46 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revolving credit facilities
On March 28, 2025, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion and are now maturing on March 31, 2028 and March 31, 2030, respectively. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2027. The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings.

As at June 30, 2025 and December 31, 2024, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans
Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

During the first six months of 2025, the Company repaid $44 million of its equipment loans. As at June 30, 2025 and December 31, 2024, the Company had outstanding borrowings of $1,368 million and $1,449 million, respectively.

Commercial paper
As at June 30, 2025, the Company had no commercial paper borrowings. As at December 31, 2024, the Company had total commercial paper borrowings of US$501 million ($721 million), presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
On March 28, 2025, the Company extended the term of its agreement by one year to February 2, 2027. As at June 30, 2025 and December 31, 2024, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities
On March 28, 2025, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2028.

As at June 30, 2025, included in Restricted cash and cash equivalents was $323 million ($nil as at December 31, 2024) pledged as collateral under the committed bilateral letter of credit facilities, $89 million ($nil as at December 31, 2024) pledged as collateral under the uncommitted bilateral letter of credit facilities, and $12 million held in escrow ($12 million as at December 31, 2024).

Credit ratings
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
S&P Global Ratings	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

CN | 2025 Quarterly Review – Second Quarter 47

MANAGEMENT'S DISCUSSION AND ANALYSIS
Cash flows

	Three months ended June 30			Six months ended June 30
In millions	2025	2024	Variance	2025	2024	Variance
Net cash provided by operating activities	$1,745	$1,813	$(68)	$2,909	$2,930	$(21)
Net cash used in investing activities	(823)	(866)	43	(1,361)	(1,454)	93
Net cash used in financing activities	(522)	(1,025)	503	(1,305)	(1,618)	313
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	(4)	1	(5)	(4)	2	(6)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	396	(77)	473	239	(140)	379
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	244	861	(617)	401	924	(523)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$640	$784	$(144)	$640	$784	$(144)

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2025 and 2024, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2025	2024	2025	2024
Net cash provided by operating activities	$1,745	$1,813	$2,909	$2,930
Net cash used in investing activities	(823)	(866)	(1,361)	(1,454)
Free cash flow	$922	$947	$1,548	$1,476

Operating activities
Net cash provided by operating activities decreased by $68 million in the second quarter of 2025 and by $21 million in the first half of 2025 when compared to the same periods in 2024. The decrease in the second quarter of 2025 was mainly due to unfavorable changes in working capital items. The decrease in the first half of 2025 was mainly due to unfavorable changes in working capital items, partly offset by higher operating income.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2024 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2024 Annual MD&A.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2024 indicated a funding excess on a going concern basis of approximately $5.3 billion and a funding excess on a solvency basis of approximately $3.4 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.

48 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Pension contributions for all plans for the six months ended June 30, 2025 and 2024 were $38 million and $33 million, respectively. During the first quarter of 2025, one of CN's Canadian defined contribution pension plans was merged into the CN Pension Plan, and did not result in a remeasurement of the funded status of that plan. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2024, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the defined benefit component of the CN Pension Plan. As such, total cash contributions of approximately $70 million are expected to be made in 2025 for all pension plans other than the defined benefit component of the CN Pension Plan.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the six months ended June 30, 2025 and 2024 were $477 million and $671 million, respectively. The decrease was mainly due to lower required installment payments in Canada. For 2025, the Company's net income tax payments are expected to be approximately $1.1 billion.

Investing activities
Net cash used in investing activities decreased by $43 million in the second quarter of 2025 and by $93 million in the first half of 2025 when compared to the same periods in 2024, mainly due to lower property additions.

Property additions

	Three months ended June 30		Six months ended June 30
In millions	2025	2024	2025	2024
Track and roadway	$605	$569	$887	$838
Rolling stock	79	153	156	340
Buildings	23	15	39	30
Information technology	66	87	142	159
Other	32	29	100	62
Property additions	$805	$853	$1,324	$1,429

2025 Capital expenditure program
In 2025, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities decreased by $503 million in the second quarter of 2025 and decreased by $313 million in the first half of 2025 when compared to the same periods in 2024. The decreases in the second quarter and in the first half were mainly due to lower repurchases of common shares and higher net issuance of debt partly offset by higher net repayment of commercial paper.

Debt financing activities
Debt financing activities in the first half of 2025 included the following:
•On June 10, 2025, issuance of $500 million 3.50% Notes due 2030 and $500 million 4.20% Notes due 2035 in the Canadian capital markets, which resulted in total net proceeds of $995 million; and
•Net repayment of commercial paper of $588 million in the second quarter and $693 million in the first half.

Debt financing activities in the first half of 2024 included the following:
•On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due in 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million;
•Net repayment of commercial paper of $539 million in the second quarter and $81 million in the first half;
CN | 2025 Quarterly Review – Second Quarter 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
•On March 22, 2024, issuance of a $412 million equipment loan under the non-revolving credit facility;
•Proceeds from the accounts receivable securitization program of $450 million in the first quarter; and
•Repayment of accounts receivable securitization borrowings of $100 million in the second quarter and $450 million in the first half.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2024 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 20.0 million common shares between February 4, 2025 and February 3, 2026. As at June 30, 2025, the Company had repurchased 2.2 million common shares for $300 million under its current NCIB.

As at June 30, 2025, the Company had accrued a liability of $7 million for the two percent tax on net share repurchases made in the first six months of 2025 ($51 million as at December 31, 2024), which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity. The accrued tax obligation for the 2024 net share repurchases was paid in the first quarter of 2025.

The Company repurchased 13.9 million common shares under its previous NCIB, including 0.6 million common shares in the first quarter of 2025, which allowed for the repurchase of up to 32.0 million common shares between February 1, 2024 and January 31, 2025.

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2025	2024	2025	2024
Number of common shares repurchased	2.2	6.3	2.8	11.9
Weighted-average price per share (1)	$145.54	$176.91	$146.65	$174.60
Amount of repurchase (1)(2)	$306	$1,116	$407	$2,071
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.8875 per share amounting to $556 million and $1,113 million in the second quarter and first half of 2025 compared to $535 million and $1,075 million, at the quarterly rate of $0.8450 per share for the same periods in 2024.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at June 30, 2025:

							2030 & thereafter
In millions	Total	2025	2026	2027	2028	2029
Debt obligations (1)	$20,419	$396	$758	$78	$1,075	$1,130	$16,982
Interest on debt obligations	13,779	442	869	857	857	779	9,975
Finance lease obligations	6	1	4	1	—	—	—
Operating lease obligations (2)	697	77	115	86	54	28	337
Purchase obligations (3)	2,444	1,583	283	215	276	66	21
Other long-term liabilities (4)	1,073	58	98	53	88	47	729
Total contractual obligations	$38,418	$2,557	$2,127	$1,290	$2,350	$2,050	$28,044
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $254 million of imputed interest.
(3)Includes fixed and variable commitments for rail, information technology services and licenses, locomotives, engineering services, rail ties, railroad cars, wheels, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Includes expected payments for workers' compensation, pension benefit payments for the Company's non-registered supplemental pension plan, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities.

50 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2025 and 2024, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2025	2024
Debt		$20,425	$20,510
Adjustments:
Operating lease liabilities, including current portion (1)		443	373
Pension plans in deficiency (2)		342	359
Adjusted debt		$21,210	$21,242
Net income		$4,564	$5,455
Interest expense		913	814
Income tax expense		1,441	803
Depreciation and amortization		1,946	1,848
Operating lease cost (3)		158	151
Other components of net periodic benefit income		(478)	(467)
Other income		(49)	(166)
Adjustment:
Loss on assets held for sale (4)		—	78
Adjusted EBITDA		$8,495	$8,516
Adjusted debt-to-adjusted EBITDA multiple (times)		2.50	2.49
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at June 30, 2025, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 11 – Major commitments and contingencies to the Company's June 30, 2025 Interim Consolidated Financial Statements.

CN | 2025 Quarterly Review – Second Quarter 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
Outstanding share data

As at July 22, 2025, the Company had 624.2 million common shares and 3.4 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2024 Annual MD&A.

Derivative financial instruments
Foreign currency risk
Foreign exchange forward contracts
As at June 30, 2025, the Company had no outstanding foreign exchange forward contracts. As at December 31, 2024, the Company had total outstanding foreign exchange forward contracts to purchase as notional value of US$580 million, at a weighted-average exchange rate of $1.37 per US$1.00 for a weighted-average term of 88 days. Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.

For the three and six months ended June 30, 2025, the Company recorded a loss of $50 million and $47 million, respectively, related to foreign exchange forward contracts compared to gains of $23 million and $75 million, respectively, for the same periods in 2024. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at June 30, 2025, the fair value of outstanding foreign exchange forward contracts included in Other current assets and in Accounts payable and other was $nil ($38 million and $nil, respectively, as at December 31, 2024).

Cross-currency interest rate swaps
As at June 30, 2025, the aggregate notional amount of cross-currency interest rate swaps entered into was US$975 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated notes maturing on March 1, 2026 and July 15, 2028, for an aggregate principal amount of $1,401 million with a weighted average fixed annual interest rate of 3.33%.

These cross-currency interest rate swaps were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated notes.

For the three and six months ended June 30, 2025, the cumulative changes in fair values of these cross-currency interest rate swaps recorded in Accumulated other comprehensive loss in derivative instruments resulted in a loss of $66 million and a loss of $65 million, respectively. For the three and six months ended June 30, 2025, the amounts amortized from Accumulated other comprehensive income to Other income related to foreign currency exposure and Interest expense were a loss of $77 million and a gain of $5 million respectively, and a loss of $75 million and a gain of $6 million, respectively, in the same period that the carrying values of the two US dollar-denominated notes were remeasured to Canadian dollars and the interest expense was recognized.

As at June 30, 2025, the fair value of outstanding cross-currency interest rate swaps included in Accounts payable and other was $34 million and Other liabilities and deferred credits was $31 million.

The cash flows related to these cross-currency interest rate swaps that pertain to the periodic interest settlements will be classified as operating activities and the cash flows that pertain to the principal balance will be classified as financing activities.

52 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Interest rate risk

Treasury locks
As at June 30, 2025, the aggregate notional amount of treasury lock agreements entered into was US$50 million to hedge US Treasury benchmark rates related to an expected debt issuance in 2025. The treasury locks are designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. The treasury locks will be settled in 2025 upon the issuance of debt at which point the cumulative gains or losses recorded in Accumulated other comprehensive loss will be amortized in earnings as a reduction or increase of interest expense over the term of the corresponding debt.

As at June 30, 2025, the fair value of outstanding treasury lock agreements included in Other current assets was $1 million.

Interest rate swaps
As at June 30, 2025, the Company had outstanding swaps with a notional amount of $1.0 billion designated as qualifying hedging instruments and accounted for as fair value hedges on a cumulative $1.0 billion of notes maturing on June 10, 2030 and June 10, 2035. The swaps were designed to hedge the interest rate risk associated with market fluctuations attributable to the Canadian Overnight Repo Rate Average (CORRA). The fair value gain or loss on the swaps as well as any offsetting loss or gain on the hedged notes attributable to the hedged risk are recorded in Interest expense.

As at June 30, 2025, the change in fair value of these swaps was a $2 million loss included within Other liability and deferred credits and the hedging adjustment included in the carrying amount of the hedged notes within Long-term debt was a $2 million gain.

Periodic net interest accruals for these swaps are recorded in Interest expense which were nominal for the period ended June 30, 2025, and their related settlements will be included as part of cash flows from operating activities.

Fair value of financial instruments
As at June 30, 2025, the Company's debt, excluding finance leases, had a carrying amount of $20,419 million ($20,887 million as at December 31, 2024) and a fair value of $19,363 million ($19,688 million as at December 31, 2024). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 12 – Financial instruments to the Company's June 30, 2025 Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2024 and have not been adopted by the Company:

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.
CN | 2025 Quarterly Review – Second Quarter 53

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

ASU 2023-09 Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. The adoption of the ASU will impact the Company’s Annual Consolidated Financial Statement disclosures. The Company will adopt the ASU in the fourth quarter of 2025 and will reflect the relevant annual disclosure changes prospectively, including the disaggregation of rate reconciliation items and income tax payments by specified categories, nature and/or jurisdiction as described above.

Other recently issued ASUs required to be applied on or after June 30, 2025 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Recent regulatory and other updates

Reciprocal switching
On April 30, 2024, the STB issued a final rule for reciprocal switching for inadequate service. The STB’s new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad’s service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. Any prescribed reciprocal switching arrangement for a facility in the United States would be effective for a period between three to five years and could be renewed. On May 10, 2024, the Company and two other railroads filed a petition for review of the rule with the U.S. Court of Appeals for the Seventh Circuit. On July 8, 2025, the U.S. Court of Appeals for the Seventh Circuit vacated the STB’s reciprocal switching rule, following a petition for review filed by the Company and two other railroads. The decision becomes effective by August 29, 2025 unless the agency seeks rehearing.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Environmental matters
Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that the EPA considers it a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. The EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company’s designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. In the second quarter of 2025, CN received a special notice letter from the EPA which requests CN to respond with a good faith offer by August 4, 2025. As of July 22, 2025, CN has not yet responded to the EPA's special notice letter. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

54 CN | 2025 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions and other postretirement benefits require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2024 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first half of 2025.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2024 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Economic conditions, Regulation, Pandemic risk, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather, Climate change and Reputation, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

The following are material changes to the risks described in the Company's 2024 Annual MD&A.

Trade restrictions
The recent imposition of tariffs by the U.S. administration on imports from Canada and other countries combined with retaliatory tariffs by some countries, including Canada, on U.S. exports, present significant risks to global trade. These various tariffs and trade barriers could escalate costs for materials and fuel, adversely impact the demand for one or more commodities that we transport, disrupt supply chains and negatively affect demand for rail services. These tariffs and barriers, and any additional future trade actions taken by the U.S. and other countries in response, including the further escalation or implementation of tariffs or quotas or changes to certain trade agreements, could materially adversely impact the North American and global economies.

While it is still too early to fully assess the potential outcome of these global tariffs and ongoing trade actions taken by various governments and agencies globally, such actions could materially adversely affect demand for rail services and could materially and negatively impact the Company’s financial results.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Controls and procedures
The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2025, have concluded that the Company's disclosure controls and procedures were effective.

During the second quarter ended June 30, 2025, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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